[Kearny Financial Corp. Letterhead]

March 25, 2009

By Edgar, U.S. Mail and facsimile to (202) 772-9236

Mr. Christian Windsor

Special Counsel

Financial Services Group

United States Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kearny Financial Corp.
File No. 000-51093
Form 10-K for Fiscal Year Ended June 30, 2008
Form 10-Q for Fiscal Period Ended
December 31, 2008
DEF 14A Filed September 29, 2008
File No. 000-51093

Dear Mr. Windsor:

Set forth below are the responses of Kearny Financial Corp. (the “Company”) to the comments contained in the Staff’s letter of comment, dated February 23, 2009. For ease of reference, each comment is reproduced below followed by the Company’s response. In accordance with our discussions with the Staff, the Company will make the requested revisions in future filings. Kearny Financial Corp. is the holding company of Kearny Federal Savings Bank (the “Bank”).

Form 10-K for the Period Ended June 30, 2008

Critical Accounting Policies, page 47

1.

Please revise your discussion regarding the prepayment risk associated with mortgage backed securities to include disclosure of how accurate you have been in the past in estimating the average life of these securities for the purposes of determining the amortization period. If possible, please provide quantitative disclosure of the impact on the financial statements of other outcomes that are reasonably likely to occur. Refer to Release No. 33-8350.

The Company uses investment portfolio accounting software to calculate discount accretion and premium amortization in accordance with SFAS No. 91 level yield accounting methods. As a result, average life is no longer considered a critical estimate. The software computes the prepayment speed, which is used as the assumed or projected speed to calculate a projected cash flow. The cash flow is projected based on the final pay date and prepayment speed. The software calculates average life and

Mr. Christian Windsor

United States Securities and Exchange Commission

March 25, 2009

modified duration; the book yield is calculated from the beginning book price and cash flow and the ending book price is calculated from the book yield and cash flow.

The Company intends to revise the disclosure regarding the prepayment risks associated with mortgage-backed securities such that reference to estimating the level of prepayments in order to estimate the average life of mortgage-backed securities is eliminated. In its place, the Company will explain how it uses investment portfolio accounting software to calculate discount accretion and premium amortization in accordance with SFAS No. 91 level yield accounting methods. Though the Company identifies prepayment risks associated with mortgage-backed securities as an estimate susceptible to significant changes, net premiums of approximately $2.0 million were not material relative to mortgage-backed securities of $726.0 million and $643.8 million at June 30, 2008 and 2007, respectively. Assuming that the level of materiality remains unchanged, the Company may reconsider whether this is a critical accounting policy.

Allowance for Loan Losses, page 15

2.

We note that your ratio of allowance for loan losses to total loans has decreased significantly from June 30, 2004 to June 30, 2008. Please revise to discuss the underlying causes of this trend, the implications and significance of this trend and how you considered this ratio and trend in determining the amount of your allowance for loan losses.

Please see the response to Comment 6.b.

The Company acquired two banks, one in October 2002 and the other in July 2003. The Bank’s allowance for loan losses when combined with the allowance for loan losses from each of the acquisitions as required by GAAP at the time created an allowance that may have exceeded the amount required to meet probable losses. Despite growth in the loan portfolio between the fiscal years ended June 30, 2004 and 2006, provisions were minimal since the allowance was adequate to cover the amount required according to the Company’s methodology. As growth in the loan portfolio absorbed the excess in the allowance, the ratio of allowance for loan losses to total loans decreased accordingly. By June 30, 2006, the possible excess in the allowance from the aforementioned acquisitions had been largely eliminated. As a result of growth in the portfolio during the fiscal year ended June 30 2007, the Bank increased its provision to $571,000 to boost the allowance to the level suggested by the methodology. During fiscal year 2008, the Company updated its methodology to provide more precise measurement of potential losses, which necessitated only a minimum provision to bring the allowance within an acceptable range of estimated losses at June 30, 2008. The Company intends to revise its disclosure as follows:

“Acquisitions of banks in 2002 and 2003 may have resulted in a combined allowance for loan losses that exceeded the amount required to meet probable losses during the fiscal years ended June 30, 2004 and 2005, and, to a lesser extent, the fiscal year ended June 30, 2006, despite substantial growth in the loan portfolio. A more significant provision was made during the year ended June 30, 2007 compared to prior periods to increase the allowance to the level suggested by the methodology used at the reporting date. During fiscal year 2008, the Company updated its methodology to provide more precise measurement of potential losses, which necessitated only a minimum provision to bring the allowance within an acceptable range of estimated losses at June 30, 2008. With minimal provisions recorded

Mr. Christian Windsor

United States Securities and Exchange Commission

March 25, 2009

relative to the growth in the loan portfolio over the comparative periods, the ratio of allowance for loan losses to total loans decreased accordingly.”

3.

You disclose that you base the general loan loss allowance upon a combination of factors including, but not limited to, actual loan loss experience, composition of the loan portfolio, current economic conditions and management’s judgment. We note that your general reserve decreased significantly from June 30, 2007 to June 30, 2008. Please revise to significantly increase your disclosure of how you determine the general loan loss reserve. Specifically disclose how loans with similar characteristics are grouped to be evaluated for loan collectability (such as loan type, past-due status, and risk); how loss rates are determined (e.g., historical loss rates adjusted for environmental factors or migration analysis) and what factors are considered when establishing appropriate time frames over which you evaluate loss experience; and descriptions of qualitative factors (e.g., industry, geographical, economic, and political factors) that have affected loss rates or other loss measurements. Also, please revise your MD&A to explain in detail the period-to-period changes in your general allowance. Specifically, discuss the specific facts and circumstances related to the decrease during FY 2008 and the underlying credit performance of your non-impaired loans during this period.

The Company intends to increase its disclosure with respect to determining the allowance for loan losses to read as follows:

“Allowance estimates are based on a comprehensive, well documented, and consistently applied analysis of the loan portfolio. The process focuses on three components: an analysis of impaired loans (commercial loans only), an analysis of historical charge-offs, and environmental factors for both commercial and residential loans.

Within the commercial loan portfolio, individual loans classified as doubtful or loss are considered impaired and evaluated in accordance with SFAS No. 114. Each impaired loan is analyzed using the most recent loan review report prepared by an external expert and the borrower’s most recent financial statements. The loan-to-value ratio is calculated using a discounted appraisal value, which may be discounted further if the appraisal is outdated. The review includes an evaluation of changing market conditions and selling costs in the event the Bank anticipates foreclosure on the property. Loans previously classified as watch, special mention or substandard are reviewed for further deterioration, which if suspected will then result in the loans being evaluated for impairment, again in accordance with SFAS No. 114. Generally, the reserve allocation will be zero for those loans with a loan-to-value ratio of 100% or less; and for those loans with a loan-to-value ratio in excess of 100%, the allocation will generally equal the amount by which the loan balances exceed the collateral property value less expected disposal costs.

With respect to an analysis of historical charge-offs for both commercial and residential loans, the Bank utilizes a three step process to arrive at an allocation for this component assuming there is enough historical experience available. A rolling five-year average charge-off rate by loan category is developed based on the Bank’s experience. The average charge-off rate is then adjusted to factor in the average remaining life of the portfolio by loan category. The adjusted average charge-off rate is then multiplied by the outstanding loan balance for each loan category (excluding commercial loans previously identified as impaired, since they are reserved for separately) to arrive at an allocation based on historical charge-off

Mr. Christian Windsor

United States Securities and Exchange Commission

March 25, 2009

rates. However, over the previous five years both the commercial loan and residential loan portfolios have had charge-off rates of less than $100,000 each so management has turned to external loan performance factors to calculate an allocation based on historical charge-off rates. Generally, the source for this information is the most recent FDIC Quarterly Banking Profile – FDIC Insured Savings Institutions for the New York Region.

The analysis of environmental factors affecting commercial and residential loans begins with the identification of key qualitative factors, which include the level of and trends in delinquencies and non-accrual loans; the effects of changes in credit policy; experience, ability and depth of the lending function’s management and staff; national and local economic trends and conditions; and credit risk concentrations. A level of risk developed from a number of internal and external resources is assigned to each of the qualitative factors utilizing a five point scale ranging from three basis points for minimal risk to 15 basis points for high risk. The sum of the risk values is multiplied by .01% to arrive at an overall environmental adjustment factor, which is then multiplied by the outstanding loan balance for each loan category (excluding commercial loans identified as impaired, since they are reserved for separately) to arrive at an allocation based on environmental factors.

Acquisitions of banks in 2002 and 2003 may have resulted in a combined allowance for loan losses that exceeded the amount required to meet probable losses during the fiscal years ended June 30, 2004 and 2005, and, to a lesser extent, the fiscal year ended June 30, 2006, despite substantial growth in the loan portfolio. A more significant provision was made during the year ended June 30, 2007 compared to prior periods to increase the allowance to the level suggested by the methodology used at the reporting date. During fiscal year 2008, the Company updated its methodology to provide more precise measurement of potential losses, which necessitated only a minimum provision to bring the allowance within an acceptable range of estimated losses at June 30, 2008. The need for only a minimal provision during fiscal year 2008 also resulted from an improvement in the credit performance of the loan portfolio year-over-year. The level of delinquent loans decreased despite growth in the loan portfolio, which increased from $865.0 million at June 30, 2007 to $1.03 billion at June 30, 2008. At June 30, 2008, the overall ratio of delinquent loans to total loans was 0.90% compared to 1.25% at June 30, 2007, which represented 66 loans totaling $9.2 million compared to 58 loans totaling $10.8 million, respectively. At June 30, 2008, loans 30-59 days delinquent represented 0.67% of the portfolio totaling $6.8 million compared to 0.99% and $8.5 million at June 30, 2007, respectively. At June 30, 2008, loans delinquent 60-89 days represented 0.08% of the portfolio totaling $785,000 compared to 0.09% and $766,000 at June 30 2007, respectively. At June 30, 2008, non-performing loans represented 0.15% of the portfolio totaling $1.6 million compared to 0.17% and $1.5 million at June 30, 2007, respectively.”

In addition, the MD&A will explain in detail the period-to-period changes in the general loan loss reserve.

4.

Please revise to disclose how you considered the increase in impaired loans during 2008 in determining your overall allowance for loan losses. Please discuss the level of collateralization on these loans and revise your MD&A to explain in detail the period-to-period changes in your specific allowance. Also discuss how the specific reserves required on these loans impacted both your provision during 2008 and your overall level of allowance for loan losses.

Mr. Christian Windsor

United States Securities and Exchange Commission

March 25, 2009

Please see the response to Comment 6.b.

The Company intends to enhance its disclosure concerning impaired loans as follows:

“During the fiscal year 2008, the Bank updated its methodology for determining the allowance for loan losses to provide more precise measurement of potential losses. Previously benchmarks had been used to calculate the allowance for loan losses. At June 30, 2007, the Company had $1.5 million in loans classified as substandard and $1.9 million in loans classified as doubtful. These loans were not considered by the Company to be impaired at June 30, 2007; however, in keeping with the benchmarking approach, general reserves of 15% on substandard loans and 50% on doubtful loans were provided. In conjunction with updating the methodology for estimating the allowance for loan losses, management re-evaluated those loans classified as substandard or doubtful during fiscal 2008 for impairment under SFAS No. 114. As a result, at June 30, 2008 loans totaling $2.5 million were determined to be impaired and $1.2 million of the general loan loss reserve was allocated as specific reserves for these loans. The specific reserves on these loans were not materially different than what would have been calculated using the former benchmarking method.

Three of the four loans classified as substandard totaling $596,000 were determined to be fully collateralized with no specific reserve required. The fourth loan carries an SBA guarantee for 80% of the outstanding balance; therefore a small reserve was established for the remaining 20%. Three of the five loans classified as doubtful totaling $763,000 were fully collateralized based on appraised values of the collateral properties; however, due to the age of the appraisals, deteriorating property conditions, property related issues and borrower cash flow issues, specific reserves of 100% were established. With respect to the other two loans, which total $1.1 million, the debt exceeded the discounted value of the collateral properties and specific reserves were established for the shortfall.

Following an analysis of impaired loans, historical charge-offs and environmental factors the values attributed to these three components are added together with the sum equaling the calculated allowance for loan losses. The specific allocations attributed to the impaired loans are then deducted from the calculated allowance for loan losses leaving the calculated net allowance for loan losses, which is measured against the Bank’s actual general loan loss reserve. However, the Bank’s entire allowance for loan losses is available to cover all charge-offs that arise from the loan portfolio.”

The MD&A will be revised in future filings to explain period-to-period changes in the specific loan loss reserves.

5.

You disclose on page 61 that your provision in 2007 was due primarily to growth in the portfolio. Please revise to disclose in much greater detail how the loan growth caused such a large increase in your allowance for loan losses. Specifically, disclose why you did not record a similar provision in the current year in spite of the fact that you experienced a similar amount of loan growth.

Please see the response to Comment 6.b.

The Company intends to revise its explanation concerning the Bank’s fiscal year 2008 provision compared to fiscal year 2007 as follows:

Mr. Christian Windsor

United States Securities and Exchange Commission

March 25, 2009

“For the most part, the Bank continued to use benchmarks to determine the allowance for loan losses through fiscal year 2007. A significant provision of $571,000 was made during the fiscal year ended June 30, 2007 to increase the allowance to the level suggested by the benchmarks. The increase was due primarily to growth in the loan portfolio rather than a change in risk profile. Year-over-year, delinquent loans decreased from 1.36% of total loans at June 30, 2006 to 1.25% of total loans at June 30, 2007. During fiscal year 2008, the Bank updated its methodology to provide more precise measurement of potential losses, which necessitated only a minimum provision despite growth in the loan portfolio to bring the allowance within an acceptable range of estimated losses at June 30, 2008. An improvement in asset quality also contributed to the smaller provision as delinquent loans decreased to 0.90% of total loans at June 30, 2008 from 1.25% of total loans at June 30, 2007, classified loans decreased to 0.26% of total loans at June 30, 2008 from 0.47% of total loans at June 30, 2007, and non-performing loans decreased to 0.15% of total loans at June 30, 2008 from 0.17% of total loans at June 30, 2007.”

Allocation of Allowance for Loan Losses, page 17

6.	Considering that the composition of the loan portfolio has remained relatively consistent over each year presented in this disclosure, please revise to disclose the following:

a.

Please discuss the reasons for the fluctuations in the amounts allocated to each type of loan. Specifically explain why there was such a significant increase in the amount allocated to your one-to-four family loan portfolio and why there was such a significant decrease in the amount allocated to your multi-family and commercial loan portfolio; and,

Please see the response to Comment 6.b.

With elimination of benchmarks as an analytical tool to estimate the general loan loss reserve during the fiscal year ended June 30, 2008, the tendency to overweight the allocation towards multi-family and commercial mortgages during prior periods was corrected. The allocations at June 30, 2008 are representative of the current amount of loans aggregated by similar risk characteristics and evaluated for impairment under SFAS No. 5 or SFAS No. 114 for which it is probable the institution will be unable to collect given facts and circumstances as of that date. Please see below for a revision to the disclosure.

b.

Please clarify if there have been any changes in your allowance for loan loss methodology. If so, please revise to discuss the impact of these changes on both the overall allowance balance and the amount of the provision for loan losses in the current year.

During the Bank’s safety and soundness examination by the Office of Thrift Supervision in June 2007, examiners commented that the Bank had not fully implemented the Interagency Policy Statement on the Allowance for Loan and Lease Losses, most recently updated in December 2006, and suggested that management discuss this matter with the Company’s independent auditor. Though management was following many of the practices outlined in the most recent interagency policy statement, the Bank had not updated its use of analytical tools to estimate losses. Specifically, the Bank continued to use benchmarks (e.g., 0.3% and 1% for current residential and commercial loans, respectively, and 15% Substandard, 50% Doubtful, 100% Loss for troubled loans) to estimate its allowance for loan losses.

Mr. Christian Windsor

United States Securities and Exchange Commission

March 25, 2009

Notwithstanding the inconsistencies in the Bank’s methodology, the allowance for loan losses had been considered reasonable and within acceptable limits by the Company’s independent auditor. During the fiscal year ended June 30, 2008, management worked with the Company’s independent auditor to revise its policies and procedures to ensure that the Bank’s allowance for loan losses was in accordance with GAAP and updated supervisory guidance. The Company intends to revise its disclosure to read as follows:

“Our focus has been to maintain an allowance for loan losses that represents our best estimate of the current amount of loss that is probable given current facts and economic circumstances as of the evaluation date. During the fiscal year ended June 30, 2008, the Company updated its methodology to incorporate the most recently issued interagency guidance in order to provide more precise measurement of potential losses. The allocations at June 30, 2008 are representative of the current amount of loans aggregated by similar risk characteristics and evaluated for impairment under SFAS No. 5 or SFAS No. 114 that it is probable the institution will be unable to collect given facts and circumstances as of that date. The updated methodology eliminated the use of an analytical tool that relied on benchmarks to estimate the allowance for loan losses, which corrected a tendency to overweight the allocation towards multi-family and commercial mortgages during prior periods. Management has procedures in place to document loss allowance policies and methodologies, to consider all relevant information at the evaluation date, to support qualitative factors and unallocated amounts and to ensure directional consistency with changes in loss factors.”

Selected Financial Data, page 42

7.

We note that you report your efficiency ratio on page 43 net of gain/loss on securities, which does not appear to be calculated according to the requirements of your regulator, the Office of Thrift Supervision. Please revise to provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K.

The Company is unable to find a specific reference to the calculation of efficiency ratio in the regulations of the Office of Thrift Supervision. The Company notes that the traditional position of the Division of Corporate Finance as expressed in 5110.2.c of the Financial Reporting Manual was that banks should exclude gain/loss on securities when calculating revenue. The Company included the calculation of efficiency ratio with and without gain/loss on securities to show the effect of non-recurring transactions on the ratio. To comply with Item 229.10(e)(1)(i) of Regulation S-K, the Company intends to revise the disclosure of efficiency ratio to appear as follows:

Mr. Christian Windsor

United States Securities and Exchange Commission

March 25, 2009

	At or For the Years Ended June 30,
	2008	2007	2006	2005	2004

Performance Ratios:
Efficiency ratio (Non-interest expense divided by the sum of net interest income and non-interest income)	83.74%	94.27%	77.86%	56.67%	61.25%
Efficiency ratio (Non-interest expense divided by the sum of net interest income and non-interest income, net of gain/loss on securities) (1)	82.63	94.38	79.36	64.78	61.25

(1)	Efficiency ratio shown with and without gain/loss on securities to show effect of non-recurring transactions.

Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Allowance for Loan Losses, page F-11

8.

We note your disclosure that you apply cash payments received on impaired loans first to interest and then to principal. Please revise to disclose how you determined that this policy is appropriate in light of the uncertain nature of the collectability of both the principal and accrued interest when a loan is considered impaired.

Historically, the Bank has not had many impaired loans. At June 30, 2008, impaired loans were $2.5 million compared to no impaired loans at June 30, 2007. Traditionally, to be consistent with the promissory note cash payments received on impaired loans have been applied first to interest and then to principal, which reflects the general industry practice. For those loans with a specific allocation of the allowance for loans losses, interest and principal payments received during the year ended June 30, 2008 were not considered material, totaling $82,000 and $18,000, respectively. However, in consideration of the uncertain nature of the collectability of the amount owed to the Bank, the Company is prepared to modify its policy and reverse the order of priority for cash payments received on impaired loans.

Definitive Proxy Statement Filed September 29, 2008

Corporate Governance; Related Party Transactions, page 7

9.

Please confirm that by “unrelated persons” in your disclosure with regard to loans made to officers and directors, you mean “persons not related to the lender” as required by Instruction 4(c) of Regulation S-K. Please include the language as stipulated by the instruction in future filings.

The disclosure pertaining to related party transactions in the corporate governance section refers to “unrelated persons”, but should read “persons not related to the lender” as required by Instruction 4(c) of Regulation S-K. To comply with Instruction 4(c) of Regulation S-K, the Company intends to revise the disclosure to read as follows:

Mr. Christian Windsor

United States Securities and Exchange Commission

March 25, 2009

“The Bank makes loans to its officers, directors and employees in the ordinary course of business...In accordance with federal regulations, all such loans or extensions of credit must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender; and do not involve more than the normal risk of collectability or present other unfavorable features...”

Compensation Discussion and Analysis, page 10

10.

You indicate that you do not have performance targets. However, you state that the Committee compares corporate performance to the company business plan in determining the compensation for the named executive officers. Please advise the staff how you determined that performance to corporate objectives was not a performance target. Also, either revise your disclosure to clarify, if true, that while the Committee compares corporate performance to its plan, that compensation is not directly tied to that measure. Alternatively, please confirm that you will disclose the performance objectives in your next Compensation Discussion and Analysis section, or provide the analysis contemplated by Instruction 4 to Item 402(b) of Regulation S-K.

Page 10 of the proxy, includes:

“Bonus Compensation: We seek to maximize the achievement of the Company’s and the Bank’s business objectives by providing bonus compensation to those individuals who play an instrumental role in defining and then achieving or exceeding specific previously determined organizational business objectives of the Company. Although the Compensation Committee’s decisions are discretionary, the general factors that were used to determine bonuses were the individual’s contribution to the Company’s and the Bank’s achievement of its goals as detailed in its business plan and the annual operating budget since the executive’s last evaluation and the demonstrated capacity to adapt to changing business needs. No particular weightings of these factors were used to calculate bonuses; however, the Compensation Committee has placed increased emphasis during the 2008 fiscal year in awarding bonuses for fiscal year 2007 to the executive officers based upon actual Company performance achieved as detailed in the annual operating budget, including earnings growth.”

The Committee reviews the corporate performance following the end of the planning year with the corporate budget approved by the Board for such year. There is, however, no specific linkage between the corporate performance achieved and the bonus compensation awarded. As such, the Company will clarify this disclosure in the future to indicate:

“While the Committee considers actual corporate performance to its corporate budget, bonus compensation is not directly tied to that measure.”

Committee Review of Executive Compensation, page 12

11.	In the second paragraph of this section, you state that the Committee reviews compensation information for peer companies. This activity appears to amount to benchmarking compensation

Mr. Christian Windsor

United States Securities and Exchange Commission

March 25, 2009

for your named executive officers. Please revise your disclosure in future filings to name the peer companies that the Committee reviewed and to clarify how the Committee uses this information. Also, please advise the staff if the Committee retains any experts or consultants to help in this process. Please refer to Item 407(e)(3)(iii) of Regulation S-K.

Page 12 of the proxy includes:

“The Committee utilizes publicly available information to gather information related to compensation practices for executive officers of financial services companies with assets of between $1.5 billion and $4.0 billion located in New Jersey and in the adjacent states of New York and Pennsylvania within approximately 100 miles of Kearny, New Jersey. The Committee has complete access to all necessary Company personnel records, financial reports, and other data. The Compensation Committee reviews such data collected in order to determine market competitive levels of compensation as well as reviewing internal pay levels within the executive group. The Compensation Committee makes decisions regarding each individual executive’s target total compensation opportunity with consideration of the goal of motivating and retaining an experienced and effective management team. No specific benchmarking of compensation to a predetermined peer group of companies is utilized when determining compensation levels for its executive officers. The comparable companies are reviewed annually and may change from year-to-year.”

As noted therein, there is no specific benchmarking of compensation to a predetermined group of companies, and there is no formulaic approach to how the annual data for the comparable group of companies is utilized. The Committee merely reviews the publicly available compensation information for executive officers of financial services companies with assets in a range that is smaller and larger than the Company located in New Jersey and in the adjacent states of New York and Pennsylvania within approximately 100 miles of Kearny, New Jersey. The Committee has complete discretion in how it analyzes such market data in comparison to actual pay at the Company with no pre-determined view on how such data will influence salary changes, bonus awards, perquisites, retirement plans or other forms of compensation. The companies included year to year will change based upon discretionary factors as well as any changes in comparable companies’ asset size through growth and mergers. As such, to suggest that the Company utilizes benchmarking might incorrectly lead shareholders to determine that there is a defined process of analysis in the Committee’s review of such information.

In an effort to provide more detailed information in the future, the Company will consider including in its CD&A disclosure reference as to whether the Committee determined for any or all Named Executive Officers whether changes in base salary, awards of bonus amounts or other compensation decisions were determined in whole or in part by such market data reviewed, and what relationship exists between the compensation decision (such as an increase in base salary or a bonus determination) and the comparative data (such as the relationship between the Company’s base salary or total cash compensation for such Named Executive Officers position and the market range for the comparable group for that year), and whether there was a target level of market comparability (such as falling within the market 2nd quartile or 3rd quartile) for the Company for that position for that year.

Mr. Christian Windsor

United States Securities and Exchange Commission

March 25, 2009

The Committee has not, in the past several years, retained any compensation experts or consultants to advise the committee or formulate recommendations. The Committee has access to the public disclosures of comparable companies and available trade compensation surveys through the Company’s internal resources and its business and legal advisors. However, the Committee formulates its own compensation decisions based upon its review and analysis of such data, rather than relying on the analysis and recommendations of consultants.

Form 10-Q for the period ended December 31, 2008

General

12.	Please revise to address the above comments on an updated basis in your Form 10-Q, as appropriate.

The Company will revise disclosures in future Quarterly Reports on Form 10-Q to update the disclosures in its Annual Report on Form 10-K addressing the above comments, as appropriate.

Notes to Consolidated Financial Statements

Note 7, Fair Value of Financial Instruments, page 12

13.

You disclose on page 13 that you utilize the market value of similar debt, enterprise value and liquidation value as models to estimate the fair value for your impaired loans. Please revise to disclose the following information:

Except for an immaterial amount, the Bank’s entire commercial mortgage and commercial business loan portfolio are collateral dependent. Therefore, the Company intends to revise its disclosure relative to the valuation of impaired loans in its note on fair value to read as follows:

“...Once a loan is identified as individually impaired, management measures impairment in accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan” with the fair value estimated using the market value of the collateral reduced by estimated disposal costs. None of the impaired loans included herein were measured for impairment using the present value of expected future cash flows...”

a.	Please disclose how these models comply with paragraph 13 of SFAS No. 114;

The disclosure incorrectly identified market value of similar debt, enterprise value and liquidation value as alternative methods for purposes of measuring impairment. The disclosure will be revised as indicated above in accordance with paragraph 13 of SFAS No. 114.

b.

Please clarify if the amounts reported as fair value measurements for your impaired loans represent the portion of your impaired loans that are collateral dependent. If this balance contains amounts related to impaired loans using the present value of future cash flows, please tell us how you considered paragraph C18 of SFAS No. 157;

Mr. Christian Windsor

United States Securities and Exchange Commission

March 25, 2009

The disclosure will be revised as indicated above to state that no loans were measured for impairment using the present value of future cash flows in accordance with paragraph C18 of SFAS No. 157.

c.

Please tell us whether this disclosure considers cost to sell for the amounts reported for your collateral dependent impaired loans. If so, please tell us how you considered paragraph 9 of SFAS No. 157; and,

When measuring impairment of a loan, the Company may consider selling costs in the event the Bank foreclosures on the property. However, historically the Bank has not incurred any significant costs to resolve a delinquency that were not subsequently recovered from the borrower. With respect to the impaired loans disclosed in the note on fair value, any selling costs anticipated in the event of foreclosure are not considered material. In the future, the Company will verify that the fair value of the loan is not adjusted for transaction costs in accordance with paragraph 9 of SFAS No. 157.

d.

Please tell us how you determined that liquidation value and discounted cash flows as calculated under SFAS No. 114 are fair value measurements in accordance with the definition of fair value under SFAS No. 157.

The disclosure incorrectly identified market value of similar debt, enterprise value and liquidation value as alternative methods for purposes of measuring impairment. The disclosure will be revised as indicated above in accordance with paragraph 13 of SFAS No. 114. Furthermore, the disclosure will be revised to state that no loans were measured for impairment using the present value of future cash flows in accordance with paragraph C18 of SFAS No. 157.

Comparison of Financial Condition at December 31, 2008 and June 30, 2008, page 19

14.

We note you disclose that certain collateralized mortgage obligations have a delinquency trigger which if tripped changes the repayment structure from pro-rata to sequential distribution of principal, redirecting payments from delinquent borrowers away from lower tranches to tranches senior in credit standing. Please revise to disclose the book value and fair value of CMOs that you hold as of each balance sheet date that contain the delinquency trigger and clarify if those that you hold are from lower tranches or tranches senior in credit standing. If you hold CMOs from lower tranches, please provide us your full detailed analysis of these securities’ impairment as of December 31, 2008 that identifies all available evidence, explains the relative significance of each piece of evidence, and identifies the primary evidence on which you rely to support a realizable value equal to or greater than the carrying value of the investment. Also tell us to what you attribute the severity of the fair value decline and tell us how you considered this information in your impairment analysis.

The Bank owned the AMF Ultra Short Mortgage Fund as the result of a 2002 merger. Due to the housing and credit crises, the Bank determined that declines in the net asset value of this mutual fund were other-than-temporary. Therefore, during the quarter ended June 30, 2008, the Bank recorded a non-cash pre-tax charge of $659,000 against its $8.4 million holding.

Due to a continuing decline in the net asset value of the fund, the Bank decided to withdraw its investment in the fund by invoking a redemption-in-kind option during the quarter ended September 30,

Mr. Christian Windsor

United States Securities and Exchange Commission

March 25, 2009

2008. The underlying securities were written down to fair value resulting in an additional pre-tax charge of $415,000 and classified as held to maturity. The Bank received $1.2 million in cash and $6.8 million (par value) in mortgage-backed instruments, which included 27 agency mortgage-backed securities, 11 agency collateralized mortgage obligations and 61 private label collateralized mortgage obligations.

The Bank has enlisted the assistance of Performance Trust Investment Advisors to help analyze the composition of the portfolio. This analysis was completed as of February 28, 2009. The analysis supplemented standard information already available through Bloomberg such as underlying collateral types, tranche types and credit agency ratings. The analysis provided detailed performance data, including tranche credit enhancement measurements and collateral default rate, loss severity and appraisal severity calculations, culminating in projections of future cash flows. The analysis also looked at delinquency and foreclosure statistics for the underlying loans. As a result of the analysis, the Bank expects to record a pre-tax other-than-temporary impairment charge at the close of the quarter ending March 31, 2009 due to credit rating downgrades resulting from deteriorating cash flows. Based on February 28, 2009 data, as presented below, unrealized losses on private label collateralized mortgage obligations determined to be other-than-temporarily impaired totaled $557,000. The impairment charge to be recorded will be the unrealized losses on these securities as of March 31, 2009.

The following tables summarize the Bank’s agency and private label collateralized mortgage obligations portfolio at December 31, 2008 and February 28, 2009. (The tables do not include agency mortgage-backed securities, which in addition to collateralized mortgage obligations constitute mortgage-backed securities held to maturity in their entirety.) :

	At December 31,
	Par Value	Book Value	Market Value	Unrealized Gain (Loss)
	(Dollars in thousands)

Agency CMOs	$1,449	$1,328	$1,417	$89

Private Label CMOs:
Performing:
Senior Tranches	2,809	2,475	1,634	(842)
Junior Tranches	1,192	1,068	509	(559)
Possible Impairment:
Senior Tranches	165	112	6	(106)
Junior Tranches	261	107	20	(86)
	4,427	3,762	2,169	(1,593)

Total	$5,876	$5,090	$3,586	($1,504)

Mr. Christian Windsor

United States Securities and Exchange Commission

March 25, 2009

	At February 28, 2009
	Par Value	Book Value	Market Value	Unrealized Gain (Loss)
	(Dollars in thousands)

Agency CMOs	$1,428	$1,309	$1,395	$86

Private Label CMOs:
Performing:
Senior Tranches	1,983	1,893	1,271	(624)
Junior Tranches	1,089	985	469	(516)
Impairment:
Senior Tranches	906	623	200	(422)
Junior Tranches	355	183	47	(135)
	4,333	3,684	1,987	(1,697)

Total	$5,761	$4,993	$3,382	($1,611)

The consultants pointed out that since the portfolio includes subordinate tranches, intuitively the Bank knows there are delinquency triggers at work redirecting payments from delinquent borrowers away from certain lower tranches to tranches senior in credit standing evidenced by dwindling principal payments for those lower tranches. The challenge is identifying the types of delinquency triggers and conditions that activate them, which are disclosed in the offering statements. The consultants recommended that the Bank invest the time in understanding the performance data rather than reviewing the offering statements. Therefore, subsequent disclosures will not attempt to address the specifics of delinquency triggers. The Company expects to enhance its MD&A narrative to include the following, assuming a comparison of financial condition at February 28, 2009 and September 30, 2008 for mortgage-backed securities held to maturity:

“Mortgage-backed securities held to maturity decreased $210,000 to $5.6 million at February 28, 2009 compared to $5.8 million at September 30, 2008 due to principal repayments partially offset by discount accretion. The fair value of the portfolio decreased $1.2 million to $4.0 million at February 28, 2009 compared to $5.2 million as of September 30, 2008. The net unrealized loss for the portfolio of mortgage-backed securities held to maturity in its entirety was approximately $1.6 million as of February 28, 2009. An analysis of the private label collateral mortgage obligations, the largest component in the portfolio, was performed by management with the assistance of outside experts to determine whether there may be additional losses in the portfolio. The analysis provided detailed performance data, including tranche credit enhancement measurements and collateral default rate, loss severity and appraisal severity calculations, culminating in projections of future cash flows, which supplemented standard information already available to management such as collateral types, tranche types and credit agency ratings. The analysis also looked at delinquency and foreclosure statistics for the underlying loans. The analysis suggests that senior tranches with a book value of $2.5 million and fair value of $1.5 million and subordinated tranches of $1.2 million and $516,000, respectively, may be at risk for additional pre-tax other-than-temporary impairment charges of approximately $557,000 due to credit rating downgrades resulting from deteriorating cash flows. The after-tax cost is expected to be approximately $330,000.”

Mr. Christian Windsor

United States Securities and Exchange Commission

March 25, 2009

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are pleased to be able to provide the foregoing information. If you require any further information regarding the foregoing matters, please do not hesitate to call Mr. Ledgerwood at (973) 244-4025.

Sincerely,

/s/ John N. Hopkins

John N. Hopkins
President and Chief Executive Officer

/s/ William C. Ledgerwood

William C. Ledgerwood
Senior Vice President and
Chief Financial Officer

cc:	Ms. Rebekah Blakeley Moore
Mr. Michael Volley
Mr. Michael Clampitt